P.E. 1/31/02

02012935

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

FEB 0 4 2002

For the month of January 2002
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada
(State or other jurisdiction
of incorporation or organization)

None
(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ______ No ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.333-13456) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: February 1, 2002

By: *Signed "Blaine G. Melnyk"*
Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

EXHIBIT INDEX

1. Press Release dated January 28, 2002.
2. Press Release dated January 30, 2002.

ENBRIDGE

NEWS RELEASE

Enbridge sells retail energy services business for $1 billion

CALGARY, Alberta, January 28, 2002 - Enbridge today announced that it has agreed to sell its retail energy services business to Centrica North America, a division of Centrica plc, a U.K.-based energy services firm, for Cdn$1 billion in cash. The sale involves the retail energy products and services businesses of Enbridge, including an estimated 1.3 million water heater rental units and 14 retail outlets in southern Ontario, the Company's energy services operations in Philadelphia, some parts of the Enbridge Services business in B.C., and more than 1,400 employees.

Enbridge will record a net gain on the sale of energy services of approximately $210 million, after taxes and other costs, upon completion of the transaction. The net proceeds from the sale will be used for strategic growth and debt reduction.

Patrick D. Daniel, Enbridge President & Chief Executive Officer, said, "The sale of the retail energy services business is in keeping with our strategy to focus on our core asset management businesses. Although energy services continues to offer potential for growth, re-deployment of these funds into liquids pipelines, gas distribution or gas transmission opportunities that allow us to increase our North American footprint makes more sense for our shareholders. The sale proceeds reflect the value Enbridge has created in growing this business in a deregulated environment."

Mr. Daniel added, "The sale also increases our flexibility to capitalize on infrastructure growth opportunities. Our plans are to invest roughly $5 billion in capital over the next five years. And although we have a large and growing base of operating cash flow, the sale of non-strategic assets is an effective way of financing opportunities that we think will high-grade our asset base and profitability. We are also confident that Centrica will continue the record of care and service to which our customers are accustomed."

"The acquisition is an important step in Centrica's goal of becoming the leading provider of energy and energy-related products in North America," said Deryk King, Chief Executive Officer of Centrica North America. "Through this transaction we will be able to augment and enhance our already significant presence in Toronto, which is the hub for all our North American customers."

The bulk of the retail energy services business was unbundled from Enbridge Consumers Gas, Canada's largest natural gas distribution utility, in 1999. Since that time, Enbridge has increased the value of the franchise and responded to customers' energy services needs in southern Ontario.

Enbridge retains all rights to the Enbridge brand, and Enbridge Consumers Gas, its operations and customer base will continue to be owned by Enbridge Inc. Enbridge will also retain its customer support businesses, through its interest in CustomerWorks Limited Partnership. Centrica has agreed to use the services of CustomerWorks for a period of four years.

The sale is subject to Investment Canada and Competition Bureau approval and is expected to close in the second quarter of 2002.

The more than 1,400 Enbridge Home and Business Services employees will continue to be employed by Centrica. "We thank all of them for their hard work," said Mr. Daniel, "and wish them continued success under the new ownership."

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also is involved in international energy projects and has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the province of New Brunswick. The Company employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on The Toronto Stock Exchange in Canada and on The New York Stock Exchange in the U.S., under the symbol ENB. Information about Enbridge is available on the Company's web site at www.enbridge.com.

Since its formation in 1997, Centrica plc has developed into a leading provider of energy and other essential services. In the U.K., Centrica offers energy supply and related products under the British Gas brand, roadside services from the AA, financial services through the AA and Goldfish brands and telecoms products under the One.Tel brand. The group's strategy of international expansion took a significant step forward in August 2000 with the acquisition of Toronto-based Direct Energy, North America's largest unregulated retailer of natural gas. Centrica is also active in six states in the U.S. through the Energy America brand, which it acquired in January 2001. Centrica currently supplies gas to 1.3 million customers across North America under the Direct Energy and Energy America brands, making it the largest unregulated energy supplier. In addition, 600,000 customers have already signed up with Direct Energy in anticipation of the opening of the Ontario electricity market in May 2002. In June 2001, Centrica also assumed full ownership of GreenSource Limited, a company providing access to a network of private gas servicing and installation contracting firms in Ontario. This provided an opportunity to begin to replicate Centrica's U.K. model in Ontario, launching home services in support of its energy business.

Enbridge will hold a conference call regarding this announcement at 6:45 a.m. Mountain time today (8:45 a.m. Eastern time). The call will be broadcast live on the Internet and can be accessed at www.enbridge.com/investor. A replay will be available shortly thereafter.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For additional information contact:

Enbridge:

Media
Jim Rennie
(403) 231-3931
E-mail: jim.rennie@corp.enbridge.com

Investment Community
Al Monaco
(403) 231-3973
E-mail: al.monaco@corp.enbridge.com

Centrica North America:

Media
Kevin Powers
Edelman Public Relations (Canada)
(416) 979-1120 extension 318

Centrica U.K.:

Media
011-44-1753-494-085

Investment Community
Chris Milburn
011-44-1753-494-901

ENBRIDGE

NEWS RELEASE

Enbridge posts record earnings in 2001 and increases quarterly dividend by 8.6%

CALGARY, Alberta, January 30, 2002 – Enbridge Inc. today announced earnings applicable to common shareholders (earnings) of $458.5 million for the year ended December 31, 2001, or $2.91 per share, compared with $392.3 million, or $2.54 per share, in 2000. Earnings reflect strong operating results from all business segments.

Consistent with this profitability and the Company's positive outlook, the Board of Directors announced an increase in the quarterly dividend from $0.35 per common share to $0.38 per common share. The Board of Directors also declared a quarterly dividend of $0.34375 per Series A Preferred Share. Both dividends are payable on March 1, 2002, to shareholders of record on February 13, 2002.

Commenting on the financial results and common dividend increase, Patrick D. Daniel, President & Chief Executive Officer, said, "Enbridge had another strong year and we once again achieved double-digit growth in earnings per share. The healthy return on equity capital, combined with our low-risk profile, provides a unique value proposition for investors – one that sets us apart in our sector. The dividend increase represents the seventh, and largest, increase since 1995. The higher dividend reflects our confidence in continued earnings growth and our goal of providing superior returns to shareholders through both dividends and capital appreciation."

"In terms of the longer term outlook," Mr. Daniel added, "our continuing vision is to be a top-five player in the North American energy delivery market. We have made progress on our key strategies, particularly in developing our core pipelines and distribution franchises and expanding our North American footprint. We have an ample inventory of growth opportunities to continue our track record of profitable growth. At the same time, we will remain focused on maintaining our status as a leading energy asset management Company."

In addition to Enbridge's financial success in 2001, a number of corporate and operational objectives were achieved.

- Midcoast Energy Resources, a Houston-based company involved in natural gas pipeline transmission, gathering and processing in the U.S. Gulf Coast and mid-continent region, was acquired in May. Midcoast further develops Enbridge's natural gas transmission business and establishes a presence in the U.S. Gulf Coast in a significant way.

- Construction of Phase II of the Terrace expansion program on the Enbridge System is complete and customer approval was received to proceed with Phase III. Both expansions are needed to handle anticipated increases in oil sands and heavy oil volumes in the next few years and are expected to have a positive impact on earnings.

- Enbridge continues to develop its position as the dominant transporter of oil sands liquids production and to add customers on the Enbridge Athabasca System. Construction began on facilities to connect the Fort MacKay heavy oil facility and the Christina Lake oil sands site, both of which are scheduled to be in service in 2002.

- Enbridge Consumers Gas again added in excess of 50,000 new customers in 2001. Enbridge Gas New Brunswick continued to develop a gas distribution infrastructure for that province and an affiliate company is marketing natural gas to customers.

- Internationally, Enbridge agreed to acquire a 25% stake in CLH, Spain's largest refined products transportation and storage business, subject to customary closing conditions. The Company also completed its first full year as sole operator of the OCENSA crude oil pipeline in Colombia, and finalized contracts to operate the Jose crude oil marine terminal in Venezuela and a natural gas transmission system in Oman.

- Enbridge rebranded the U.S. Master Limited Partnership (Enbridge Energy Partners), moved the U.S. head office to Houston and listed its common shares on the New York Stock Exchange, all of which strengthen the Company's U.S. presence. Enbridge expects that the Partnership will enhance the Company's North American footprint through acquisitions in the U.S.

- Enbridge continued to pursue investments in emerging and renewable energy technologies, such as fuel cells and wind power. Enbridge is working collaboratively with producers in Canada and the United States to position the Company as a valuable partner in any future frontier natural gas transportation projects: Alaskan North Slope, Mackenzie Delta, or East Coast offshore.

- In January, Enbridge signed the agreement to sell the retail and commercial energy products and services business for $1 billion. The business is non-strategic to the Company's core operations and the sale will provide additional flexibility to capitalize on infrastructure growth opportunities.

Earnings from continuing operations were $413.2 million, or $2.63 per share for the year ended December 31, 2001, compared with $357.7 million, or $2.32 per share, in 2000. The higher earnings reflect strong operating results from Enbridge Consumers Gas (ECG) and the Enbridge System. The acquisition of Enbridge Midcoast Energy also contributed to higher earnings. In addition, the Company realized dilution gains from the issuance of Partnership units by Enbridge Energy Partners and improved results from corporate activities. These increases were partially offset by higher financing costs, a reduced contribution from Vector, a higher loss from the Aux Sable gas processing facility, and income tax rate reductions that had a smaller positive impact on earnings in 2001 than 2000.

Earnings from continuing operations for the three months ended December 31, 2001, were $29.7 million, or $0.19 per share, compared with $44.3 million, or $0.29 per share, for the prior year period. The fourth quarter of 2000 included earnings of $53.6 million from tax rate reductions. Results for the fourth quarter of 2001 showed a significant increase over the same period in 2000 when the effect of the tax rate reductions is removed. The increase is attributable to the triggering of Phase III of the Terrace expansion, earnings from Enbridge Midcoast Energy and a dilution gain on the Company's investment in Enbridge Energy Partners.

FINANCIAL RESULTS

Energy Transportation North

Earnings were $193.6 million for the year ended December 31, 2001, compared with $180.5 million for 2000. The higher earnings are due to increased contributions from the Enbridge System, Alliance and the Enbridge Athabasca System. These increases were partially offset by lower earnings from Vector and a higher loss from the Aux Sable facilities.

Earnings from the Enbridge System increased mainly due to the triggering of Phase III of the Terrace Expansion. In the third quarter, the Company recorded a charge for an adjustment to oil inventory due to shippers of approximately $3 million, after tax. Higher earnings from Alliance resulted from a higher rate base in 2001 since construction costs were being incurred until the pipeline was placed into service in December 2000. The Enbridge Athabasca System constructed additional tankage and terminal facilities in 2001, which increased its investment base and resulted in higher earnings. Vector earnings were impacted negatively by capacity constraints in 2001 and higher depreciation and interest expense. Aux Sable generated a loss due to the unfavourable spread between gas liquids and natural gas prices during the first half of the year.

Results for the three months ended December 31, 2001, were $57.7 million compared with $58.3 million for the same period last year. Higher earnings from the Enbridge System were more than offset by earnings from tax rate reductions in 2000. Enbridge System results reflect the additional Terrace earnings. Aux Sable operated at break-even in the last half of the year.

Energy Transportation South

Earnings from Energy Transportation South increased by $23.1 million to $46.4 million in 2001. The acquisition of Enbridge Midcoast Energy in May 2001 and dilution gains on the Company's investment in Enbridge Energy Partners were the major contributors to the increase. Earnings from the Partnership were lower during the period due to reduced throughput and an adjustment to oil inventory due to shippers for the Lakehead System, combined with one-time costs associated with relocating the Partnership's office to Houston.

Fourth quarter results of $18.6 million from Energy Transportation South were $14.7 million higher than last year, reflecting the acquisition of Enbridge Midcoast Energy and the recognition of a dilution gain.

Energy Distribution

Earnings were $193.3 million for the year ended December 31, 2001, compared with $215.3 million in 2000. The results reflect strong operating performance from Enbridge Consumers Gas, more than offset by a smaller positive impact of tax rate reductions in 2001 than in 2000 and lower earnings from Noverco. Although weather for the year was slightly warmer than normal in the ECG franchise area, it was colder during the winter months when distribution margins are higher, resulting in higher earnings of approximately $5.0 million. Higher operating earnings from ECG also resulted from growth in the customer rate base and lower unaccounted for gas, which is the difference between distribution volume entering the system and that delivered to customers.

Earnings for the fourth quarter of 2001 were $66.9 million lower than the same period in 2000. The fourth quarter of 2000 included earnings of $70.7 million related to federal income tax rate reductions. If the effect of the tax rate reductions is removed, results for the fourth quarter of 2001 were higher than the comparative period in 2000. The increase is attributable to lower unaccounted for gas.

International

Earnings increased by $9.2 million to $35.6 million in 2001. The increase was partially due to the additional OCENSA ownership interest acquired in the third quarter of 2000. In addition, higher fees were earned to operate the Jose Terminal, resulting from the new long-term operating contract, finalized in the second quarter of 2001.

Earnings for the three months ended December 31, 2001, of $10.5 million approximated those of the prior year period.

Corporate

Corporate costs totalled $55.7 million in 2001, compared with $87.8 million in 2000. Higher financing costs associated with investments made late in 2000 and the acquisition of Enbridge Midcoast Energy in May were incurred during the year. Corporate activities also generated improved results in 2001.

In 2000, the Company recorded a loss on foreign exchange contracts of $15.6 million (after tax) and income tax expense related to tax rate reductions. For the three months ended December 31, 2001, corporate costs were $23.0 million and were $36.6 million lower than the prior year. This decrease is mainly due to the loss on foreign exchange contracts and increased tax expense in 2000.

Discontinued Operations

In January 2002, the Company announced the sale of its business operations that provide energy products and services to retail and commercial customers, including the water heater rental program. Completion of the sale is expected in the second quarter of 2002. Proceeds from the sale will be used to repay short-term debt. Earnings from discontinued operations were $45.3 million in 2001, compared with $34.6 million in the prior year. The increase is attributable to growth in the business, particularly the water heater rental program.

Fourth quarter results of $10.1 million were $15.8 million lower than the fourth quarter of 2000. Improved operating results were more than offset by the earnings from tax rate reductions in the fourth quarter of 2000.

*Enbridge will hold a conference call at 2:15 p.m. Mountain time (4:15 p.m. Eastern time) today to discuss 2001 results. The call will be broadcast live on the Internet at **www.enbridge.com/investor**. A replay will be available shortly after the live event.*

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also is involved in international energy projects and has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the province of New Brunswick. The Company employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on The Toronto Stock Exchange in Canada and on The New York Stock Exchange in the U.S., under the symbol ENB. Information about Enbridge is available on the Company's web site at www.enbridge.com.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge Contacts:

Media
Jim Rennie
(403) 231-3931
E-mail: jim.rennie@corp.enbridge.com

Investment Community
Al Monaco
(403) 231-3973
E-mail: al.monaco@corp.enbridge.com

ENBRIDGE INC.
HIGHLIGHTS[1]

(millions of Canadian dollars, except per share amounts)	Three months ended December 31 2001	2000	Year ended December 31 2001	2000
	(unaudited)			
FINANCIAL				
Earnings Applicable to Common Shareholders				
Energy Transportation North	**57.7**	58.3	**193.6**	180.5
Energy Transportation South	**18.6**	3.9	**46.4**	23.3
Energy Distribution	**(34.1)**	32.8	**193.3**	215.3
International	**10.5**	8.9	**35.6**	26.4
Corporate	**(23.0)**	(59.6)	**(55.7)**	(87.8)
Continuing operations	**29.7**	44.3	**413.2**	357.7
Discontinued operations	**10.1**	25.9	**45.3**	34.6
	39.8	70.2	**458.5**	392.3
Cash Provided By Operating Activities				
Earnings plus charges/(credits) not affecting cash	**165.4**	97.5	**735.7**	599.8
Changes in operating assets and liabilities	**(552.5)**	(499.3)	**(603.7)**	(515.4)
Cash provided by operating activities of discontinued operations	**(10.7)**	145.1	**1.9**	179.1
	(397.8)	(256.7)	**133.9**	263.5
Common Share Dividends	**57.0**	52.2	**227.5**	202.1
Per Common Share Amounts				
Earnings from continuing operations	**0.19**	0.29	**2.63**	2.32
Earnings from discontinued operations	**0.06**	0.15	**0.28**	0.22
	0.25	0.44	**2.91**	2.54
Dividends	**0.35**	0.3225	**1.40**	1.27
Weighted Average Common Shares Outstanding (millions)			**157.3**	154.5
OPERATING				
Energy Transportation[2]				
Deliveries (thousands of barrels per day)	**2,262**	2,168	**2,196**	2,164
Barrel miles (billions)	**178**	182	**699**	743
Average haul (miles)	**855**	913	**872**	941
Energy Distribution[3]				
Volumes (billion cubic feet)	**45**	49	**427**	421
Number of active customers (thousands)	**1,571**	1,520	**1,571**	1,520
Degree day deficiency[4]				
Actual	**85**	118	**3,743**	3,569
Forecast based on normal weather	**111**	123	**3,816**	3,929

1. Highlights of Energy Distribution reflect the results of Enbridge Consumers Gas and other gas distribution operations on a quarter lag basis for the three months and the year ended September 30, 2001 and 2000.
2. Energy Transportation operating highlights includes the statistics of the 13.6% owned Lakehead System.
3. Energy Distribution volumes and the number of active customers are derived from the aggregate of buy/sell and transportation service supply arrangements.
4. Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENT OF EARNINGS

(millions of Canadian dollars, except per share amounts)	Three months ended December 31		Year ended December 31	
	2001	2000	**2001**	2000
	(unaudited)			
Revenues				
Gas sales	**376.5**	145.3	**2,675.3**	1,407.0
Transportation	**268.4**	214.8	**1,175.1**	1,032.1
Energy services	**57.7**	30.4	**199.7**	117.4
	702.6	390.5	**4,050.1**	2,556.5
Expenses				
Gas costs	**306.0**	96.5	**2,202.8**	958.8
Operating and administrative	**213.2**	156.6	**739.1**	613.0
Depreciation	**102.8**	101.3	**392.5**	387.5
	622.0	354.4	**3,334.4**	1,959.3
Operating Income	**80.6**	36.1	**715.7**	597.2
Investment and Other Income	**56.6**	29.9	**225.7**	185.6
Interest Expense	**(122.6)**	(114.2)	**(437.1)**	(389.2)
Earnings from Continuing Operations before undernoted	**14.6**	(48.2)	**504.3**	393.6
Income Taxes	**21.1**	98.1	**(66.7)**	(13.7)
Earnings from Continuing Operations	**35.7**	49.9	**437.6**	379.9
Earnings from Discontinued Operations	**10.1**	25.9	**45.3**	34.6
Earnings	**45.8**	75.8	**482.9**	414.5
Preferred Security Distributions	**(4.3)**	(3.8)	**(17.5)**	(15.3)
Preferred Share Dividends	**(1.7)**	(1.8)	**(6.9)**	(6.9)
Earnings Applicable to Common Shareholders	**39.8**	70.2	**458.5**	392.3
Earnings Applicable to Common Shareholders				
Continuing Operations	**29.7**	44.3	**413.2**	357.7
Discontinued Operations	**10.1**	25.9	**45.3**	34.6
	39.8	70.2	**458.5**	392.3
Earnings Per Common Share				
Continuing Operations	**0.19**	0.29	**2.63**	2.32
Discontinued Operations	**0.06**	0.15	**0.28**	0.22
	0.25	0.44	**2.91**	2.54
Diluted Earnings Per Common Share				
Continuing Operations	**0.19**	0.29	**2.60**	2.31
Discontinued Operations	**0.06**	0.15	**0.28**	0.22
	0.25	0.44	**2.88**	2.53

ENBRIDGE INC.
CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	Year ended December 31	
(millions of Canadian dollars)	**2001**	2000
Retained Earnings at Beginning of Period	**581.3**	503.1
Earnings Applicable to Common Shareholders	**458.5**	392.3
Common Share Dividends	**(227.5)**	(202.1)
Effect of Change in Accounting for Income Taxes	**-**	(112.0)
Retained Earnings at End of Period	**812.3**	581.3

ENBRIDGE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of Canadian dollars)	Three months ended December 31 2001	Three months ended December 31 2000	Year ended December 31 2001	Year ended December 31 2000
	(unaudited)			
Cash Provided By Operating Activities				
Earnings	**35.7**	49.9	**437.6**	379.9
Charges/(credits) not affecting cash				
Depreciation	**102.8**	101.3	**392.5**	387.5
Equity earnings less than/(in excess) of cash distributions	**10.2**	(11.7)	**10.6**	(52.0)
Gain on reduction of ownership interest	**(11.9)**	-	**(23.4)**	-
Loss on foreign exchange contracts	**-**	24.5	**-**	24.5
Future income taxes	**24.0**	(57.4)	**(54.0)**	(117.1)
Other	**4.6**	(9.1)	**(27.6)**	(23.0)
Changes in operating assets and liabilities	**(552.5)**	(499.3)	**(603.7)**	(515.4)
Cash provided by operating activities of discontinued operations	**(10.7)**	145.1	**1.9**	179.1
	(397.8)	(256.7)	**133.9**	263.5
Investing Activities				
Acquisition of subsidiaries	**(37.3)**	(16.5)	**(599.1)**	(16.5)
Long-term investments	**(5.6)**	(79.8)	**(41.8)**	(554.9)
Additions to property, plant and equipment	**(294.3)**	(138.2)	**(683.3)**	(364.3)
Changes in construction payable	**12.8**	8.6	**(14.0)**	(5.7)
Other	**(0.7)**	(10.6)	**(2.9)**	(8.4)
	(325.1)	(236.5)	**(1,341.1)**	(949.8)
Financing Activities				
Net change in short-term borrowing and short-term debt	**837.3**	456.2	**1,521.4**	(105.2)
Long-term debt issues	**400.0**	124.2	**905.6**	965.4
Long-term debt repayments	**(430.8)**	(25.7)	**(979.6)**	(133.3)
Non-controlling interests	**(1.2)**	4.3	**(4.1)**	21.2
Common shares issued	**3.6**	7.1	**23.3**	175.4
Preferred security distributions	**(4.3)**	(3.8)	**(17.5)**	(15.3)
Preferred share dividends	**(1.7)**	(1.8)	**(6.9)**	(6.9)
Common share dividends	**(57.0)**	(52.2)	**(227.5)**	(202.1)
	745.9	508.3	**1,214.7**	699.2
Increase in Cash	**23.0**	15.1	**7.5**	12.9
Cash at Beginning of Period	**51.0**	51.4	**66.5**	53.6
Cash at End of Period	**74.0**	66.5	**74.0**	66.5

ENBRIDGE INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(millions of Canadian dollars)	**December 31 2001**	December 31 2000
Assets		
Cash	**74.0**	66.5
Accounts receivable and other	**1,419.1**	663.3
Gas in storage	**665.6**	519.8
Current assets of discontinued operations	**123.0**	84.8
	2,281.7	1,334.4
Property, plant and equipment, net	**7,546.8**	6,554.2
Long-term investments	**1,772.8**	1,689.5
Deferred amounts	**254.0**	153.2
Future income taxes	**142.0**	110.4
Goodwill	**330.4**	-
Long-term assets of discontinued operations	**800.0**	767.7
	13,127.7	10,609.4
Liabilities and Shareholders' Equity		
Short-term borrowings	**410.9**	235.3
Accounts payable and other	**805.2**	409.9
Interest payable	**100.2**	109.3
Current maturities and short-term debt	**1,810.2**	446.4
Current liabilities of discontinued operations	**73.8**	79.4
	3,200.3	1,280.3
Long-term debt	**5,922.8**	5,572.3
Future income taxes	**722.8**	738.8
Non-controlling interests	**131.1**	126.4
Long-term liabilities of discontinued operations	**118.6**	128.2
	10,095.6	7,846.0
Shareholders' equity		
Share capital		
Preferred securities	**339.7**	340.4
Preferred shares	**125.0**	125.0
Common shares	**1,875.9**	1,852.6
Retained earnings	**812.3**	581.3
Foreign currency translation adjustment	**7.4**	(7.7)
Reciprocal shareholding	**(128.2)**	(128.2)
	3,032.1	2,763.4
	13,127.7	10,609.4

SEGMENTED INFORMATION

(millions of Canadian dollars)

Three months ended December 31, 2001 (unaudited)

	Energy Transportation North	Energy Transportation South	Energy Distribution	International	Corporate and Other	Consolidated
Revenues	203.6	251.3	236.3	10.0	1.4	702.6
Gas costs	-	196.1	109.9	-	-	306.0
Operating and administration	84.9	26.9	90.4	11.0	-	213.2
Depreciation	33.9	9.5	57.2	1.4	0.8	102.8
Operating income/(loss)	84.8	18.8	(21.2)	(2.4)	0.6	80.6
Investment and other income	20.2	19.7	3.6	13.7	(0.6)	56.6
Interest and preferred equity charges	(24.9)	(9.9)	(41.6)	-	(52.2)	(128.6)
Income taxes	(22.4)	(10.0)	25.1	(0.8)	29.2	21.1
Earnings/(loss) from continuing operations	57.7	18.6	(34.1)	10.5	(23.0)	29.7
Earnings from discontinued operations						10.1
Earnings applicable to common shareholders						39.8

Three months ended December 31, 2000 (unaudited)

	Energy Transportation North	Energy Transportation South	Energy Distribution	International	Corporate and Other	Consolidated
Revenues	172.2	6.3	203.1	8.9	-	390.5
Gas costs	-	-	96.5	-	-	96.5
Operating and administration	69.0	5.3	67.9	5.7	8.7	156.6
Depreciation	39.0	2.0	57.1	0.7	2.5	101.3
Operating income/(loss)	64.2	(1.0)	(18.4)	2.5	(11.2)	36.1
Investment and other income	14.3	8.3	17.1	7.4	(17.2)	29.9
Interest and preferred equity charges	(25.9)	(0.5)	(43.1)	-	(50.3)	(119.8)
Income taxes	5.7	(2.9)	77.2	(1.0)	19.1	98.1
Earnings/(loss) from continuing operations	58.3	3.9	32.8	8.9	(59.6)	44.3
Earnings from discontinued operations						25.9
Earnings applicable to common shareholders						70.2

Year ended December 31, 2001

	Energy Transportation North	Energy Transportation South	Energy Distribution	International	Corporate and Other	Consolidated
Revenues	731.8	708.8	2,573.8	30.8	4.9	4,050.1
Gas costs	-	558.9	1,643.9	-	-	2,202.8
Operating and administration	284.3	71.3	343.4	25.0	15.1	739.1
Depreciation	134.9	29.2	222.1	2.5	3.8	392.5
Operating income/(loss)	312.6	49.4	364.4	3.3	(14.0)	715.7
Investment and other income	57.2	53.0	40.5	33.0	42.0	225.7
Interest and preferred equity charges	(104.0)	(28.3)	(161.7)	(0.1)	(167.4)	(461.5)
Income taxes	(72.2)	(27.7)	(49.9)	(0.6)	83.7	(66.7)
Earnings/(loss) from continuing operations	193.6	46.4	193.3	35.6	(55.7)	413.2
Earnings from discontinued operations						45.3
Earnings applicable to common shareholders						458.5

Year ended December 31, 2000

	Energy Transportation North	Energy Transportation South	Energy Distribution	International	Corporate and Other	Consolidated
Revenues	699.5	30.1	1,801.4	22.2	3.3	2,556.5
Gas costs	-	-	958.8	-	-	958.8
Operating and administration	243.9	18.5	307.8	17.8	25.0	613.0
Depreciation	156.3	7.5	214.3	0.7	8.7	387.5
Operating income/(loss)	299.3	4.1	320.5	3.7	(30.4)	597.2
Investment and other income	35.8	35.3	81.3	22.6	10.6	185.6
Interest and preferred equity charges	(106.4)	(1.9)	(166.1)	-	(137.0)	(411.4)
Income taxes	(48.2)	(14.2)	(20.4)	0.1	69.0	(13.7)
Earnings/(loss) from continuing operations	180.5	23.3	215.3	26.4	(87.8)	357.7
Earnings from discontinued operations						34.6
Earnings applicable to common shareholders						392.3